Exhibit 12

MERISTAR HOSPITALITY CORPORATION
Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2002	2001	2000	1999	1998

Income from continuing operations before minority interests, income tax expense and extraordinary items (1)	$(139,032)	$(37,640)	$102,897	$108,701	$66,491
Fixed charges:
Interest expense	136,429	122,472	117,613	100,464	63,647
Interest capitalized	3,993	6,098	8,613	12,540	5,182
Amortization of debt expense	7,673	4,651	3,951	3,143	1,635
Preferred distributions to minority interests	554	554	554	574	650
Rent deemed as interest	—	—	—	—	11

Total fixed charges	148,649	133,775	130,731	116,721	71,125

Income from continuing operations before minority interest, income tax expense, extraordinary items and fixed charges (excluding capitalized interest and preferred distributions to minority interests)	5,070	89,483	224,461	212,308	131,784
Divided by fixed charges	148,649	133,775	130,731	116,721	71,125
Ratio of earnings to fixed charges	0.03	0.67	1.72	1.82	1.85

(1)  This amount is before minority interests since the minority interests relate to majority-owned subsidiaries that have fixed charges.